Exhibit (a)(7)

APPRAISER’S NARRATIVE SUMMARY OF THE

FAIR MARKET VALUE OF BELK, INC. COMMON STOCK,
AS OF FEBRUARY 2, 2003

WILLAMETTE MANAGEMENT ASSOCIATES

[WILLAMETTE LETTERHEAD]

April 9, 2003

Mr. Ralph A. Pitts

Executive Vice President and General Counsel
Belk, Inc.
2801 West Tyvola Road
Charlotte, North Carolina 28217

Dear Mr. Pitts:

      At your request we have arrived at an independent professional appraisal opinion of the fair market value of Class A and B common stock interest on a private, minority interest basis, of Belk, Inc. (“Belk” or the “Company”) as of February 2, 2003 (“the valuation date”) in conjunction with corporate strategic planning. The results of our analysis are communicated in this transmittal letter and set forth in additional detail in the attached narrative summary.

Purpose and Objective of the Appraisal

      The objective of the appraisal was to estimate the fair market value of Class A and B common stock, as of February 2, 2003, for strategic planning purposes.

      Willamette Management Associates was not requested to and did not select the method of determining the offer price or make any recommendations to the Board of Directors of the Company or any stockholder of the Company with respect to whether to approve the offer or to tender shares into the offer. Furthermore, Willamette Management Associates did not express any appraisal opinion as to the impact of the offer with respect to any stockholder of the Company who does not participate in the offer, the tax consequences of the sale of shares pursuant to the offer, the impact of the offer on the capital structure or financial performance of the Company, or the fairness of any alternatives to the offer. Further, Willamette Management Associates did not express any opinion as to the fairness of any terms of the offer, including, without limitation, the offer price. The sole purpose of this appraisal was to aide management with strategic planning and no other purpose was intended or should be inferred.

      For purposes of this appraisal, we define fair market value as the price at which an asset would change hands between a willing buyer and a willing seller when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, and both parties are able, as well as willing, to trade and are well informed about the asset and the market for that asset.

      We have appraised Belk shares under the premise of value in continued use, as a going concern business enterprise. In our opinion, this premise of value represents the highest and best use of the subject securities.

Valuation Procedures and Analysis

      This valuation analysis was developed in accordance with the Uniform Standards of Professional Appraisal Practice (USPAP), as promulgated by The Appraisal Foundation. The written communication of the results of our analysis are not compliant with USPAP reporting standards for appraisal reports in that we were engaged to prepare a narrative summary that includes only the major factors and conclusions considered in our analysis.

      We reviewed and analyzed certain information and data provided by Belk, including, but not limited to, audited financial statements and various internally compiled financial reports. We interviewed certain members of Belk’s management. We assumed the accuracy and completeness of the Belk financial and operational information, and of other internal data provided to us, as well as all other publicly available information and data upon which we relied.

      In conducting our work, we applied judgment to a variety of complex analyses, issues, and assumptions, which are qualitative in nature and therefore not readily susceptible to description beyond that described in the attached narrative summary.

      In developing the valuation analysis, we researched and analyzed the following factors, among others:

•	Comparative industry data;

•	Economic information and data;

•	Information relating to publicly traded companies considered suitable for comparison to the subject business entity;

•	Empirical market evidence regarding historical long-term rates of return on investment measures as developed from nationally recognized investment information publications and studies; and

•	Contemporaneous costs of debt and equity capital in the public and private market as provided by nationally recognized investment information publications and Willamette Management Associates’ own analysis.

      We reached an opinion after reviewing and considering the historical and prospective operating characteristics of Belk, its capital structure as reflected in the latest financial statements, long term financial forecasts prepared by management, the risk/expected return investment relationships reflected for guideline companies having securities traded in the public market, capital market and related industry macroeconomic evidence available on February 2, 2003, and longer-term market pricing evidence, as well as other relevant factors.

Valuation Synthesis and Conclusion — Minority Interest Basis

      Based upon the procedures and analysis mentioned above, and in our independent professional opinion, the fair market value of the common stock of Belk, Inc. on a minority, non-marketable interest basis, based on 54,572,481 shares outstanding, as of February 2, 2003, equals:

$9.50 per share (rounded).

      Willamette Management Associates and its staff have no present or prospective interest in the subject of this valuation and no personal interest with respect to the parties involved. Our engagement and compensation in this assignment was not contingent upon developing or reporting any predetermined results. The analyses, opinions, and conclusions contained herein are our impartial and unbiased independent professional analyses, opinions and conclusions.

      A narrative summary delineating the scope, analysis and conclusions of this valuation follows this transmittal letter.

Very truly yours,

WILLAMETTE MANAGEMENT ASSOCIATES

Curtis R. Kimball, CFA, ASA

Principal

2

FAIR MARKET VALUE OF

BELK, INC.
COMMON STOCK
AS OF FEBRUARY 2, 2003

Table of Contents

I. INTRODUCTION	1
Purpose and Objective of the Appraisal	1
History and Description	1
Equity Ownership	1
Definition of Value	1
Value Considerations	2
Financial Statement Analysis	2
Balance Sheets	2
Income Statements	3
Financial and Operating Ratios	3
Summary of Positive and Negative Factors	3
Positive Factors	3
Negative Factors	4
II. VALUATION ANALYSIS	5
Debt-Free Methodology	5
The Market Approach	5
Valuation Theory and Methodology: The Guideline Publicly Traded Company Method	5
Valuation Calculations	6
Valuation Theory and Methodology: The Previous Share Transaction Method	6
Income Approach	7
Valuation Theory and Methodology	7
Valuation Calculations	7
III. VALUATION SYNTHESIS	9

I. INTRODUCTION

Purpose and Objective of the Appraisal

      The objective of the appraisal is to estimate the fair market value of minority interest blocks of the common stock of Belk, Inc., as of February 2, 2003. The purpose of this appraisal is to arrive at an independent opinion of the fair market value of the subject common stock interest for corporate strategic planning purposes.

      Willamette Management Associates was not requested to and did not select the method of determining the offer price or make any recommendations to the Board of Directors of the Company or any stockholder of the Company with respect to whether to approve the offer or to tender shares into the offer. Furthermore, Willamette Management Associates did not express any appraisal opinion as to the impact of the offer with respect to any stockholder of the Company who does not participate in the offer, the tax consequences of the sale of shares pursuant to the offer, the impact of the offer on the capital structure or financial performance of the Company, or the fairness of any alternatives to the offer. Further, Willamette Management Associates did not express any opinion as to the fairness of any terms of the offer, including, without limitation, the offer price. The sole purpose of this appraisal was to aide management with strategic planning and no other purpose was intended or should be inferred.

      We have appraised Belk shares under the premise of value in continued use, as a going concern business enterprise. In our opinion, this premise of value represents the highest and best use of the subject securities.

History and Description

      The largest privately held department store group in the United States, Belk operates just over 200 stores in the Southeast and Mid-Atlantic regions. The men’s division sells moderate to upper-moderate branded and private-label merchandise. The mix includes some designer labels in larger units. The Company has its headquarters in Charlotte, North Carolina.

Equity Ownership

      In May 1998, Belk, Inc. completed a merger of each of 112 operating companies with and into a collective ownership entity. As a direct result, the existing shareholders of the Companies received Class A common stock in the new Belk, Inc. in exchange for the shares of their respective existing corporations. Each Class A common shareholder is entitled to 10 votes per share.

      The Class A stock is not restricted, but will automatically convert to Class B common stock if they are transferred to a party that is not a lineal descendant or defined affiliate of the original stockholder. Each Class B common shareholder is entitled to 1 vote per share. As of the subject valuation date, only a very minor fraction of the shares had undergone such a conversion. For the purposes of this analysis, from a small minority interest standpoint, we have grouped the shares together, and considered them to be essentially equal from a valuation perspective.

Definition of Value

      The standard of value is fair market value. Fair market value is the price at which the subject property would change hands between a willing buyer and willing seller, neither being under any compulsion to buy or to sell and both having reasonable knowledge of relevant facts. Implicit in this standard are the assumptions that the value be paid in cash (or the economic equivalent thereof) at closing and that the buyer is a hypothetical buyer with no specially assumed characteristics. Among other factors, this appraisal takes into account all of the considerations listed in Internal Revenue Service Ruling 59-60, which generally outlines the valuation of closely-held common stocks and includes the following:

•	The nature of the business and history of the enterprise.

•	The economic outlook in general and the condition and outlook for the specific industry in particular.

•	The book value of the stock and the financial condition of the business.

•	The earning capacity of the enterprise.

•	The dividend-paying capacity.

•	Sales of stock and the size of the block to be valued.

•	The market prices of stocks of corporations engaged in the same or similar lines of business whose stocks are actively traded in a free and open market, either on an exchange or over the counter.

Value Considerations

      This appraisal takes into consideration the following elements of value, which include, among other things:

1. the nature of the business and history of the enterprise;

2. Belk’s book value, financial condition, earnings and dividend paying capacity, and any goodwill or other intangible value of the company;

3. prior sales in the stock;

4. market prices and performance characteristics of comparable publicly traded companies engaged in the same or similar lines of business;

5. long-term investment rates of return found in the capital markets; and

6. the operating prospects for Belk, Inc.

Financial Statement Analysis

      An essential step in the valuation of any company is an analysis of its performance over time. Past sales and earnings growth can provide an indication of future growth and can put a company’s earnings in an historical context. Other things being equal, a company with rapidly rising sales and earnings is worth more than one with little or no growth. The following section examines key trends in Belk’s financial statements during the latest five-year period.

Balance Sheets

      We reviewed Belk’s balance sheets as of January 31, 1999 through February 2, 2003.

•	The Company’s total assets increased from $1.6 billion at January 31, 1999 to $1.7 billion at February 2, 2003.

•	The Company’s current assets increased by $48.5 million between January 31, 1999 and February 2, 2003, primarily due to increased levels of cash.

•	Net property and equipment represented 38.8 percent of total assets at February 2, 2003 and accounted for the second largest portion of total assets.

•	Other assets, including prepaid pension costs, investment securities and other non-current assets, represented 7.7 percent of total assets at February 2, 2003.

•	Current liabilities increased remained constant going from $253.9 million in 1999 to $259.6 million at February 2, 2003.

•	Long-term debt was reduced from $398.7 million as of January 29, 1999 to $355.7 million at February 2, 2003.

•	Other liabilities, including deferred income taxes, deferred compensation and other non-current liabilities, represented approximately 9.6 percent of total assets at February 2, 2003.

•	Total stockholders’ equity increased by approximately $166.3 million, from $787.9 million to $954.3 million, between January 31, 1999 and February 2, 2003.

Income Statements

      We reviewed Belk’s income statements for the fiscal years ending January 31, 1999 through February 2, 2003.

•	Net sales increased by approximately $185.4 million, from $2.1 billion to $2.2 billion between fiscal 1999 and 2003.

•	Gross profit margins have remained constant over the period analyzed at 32.0 percent. Operating margins have increased over the period analyzed, from 6.2 percent in fiscal 1999 to 7.5 percent for fiscal 2003. The increase in operating margin is attributed to lower general and administrative costs as a percentage of revenue.

•	Belk’s pre-tax income increased from $92.4 million and 4.5 percent of sales in fiscal 1999 to $133.8 million and 6.0 percent of sales in fiscal 2003.

Financial and Operating Ratios

      We reviewed a summary of selected financial and operating ratios for Belk for the fiscal years ended 1999 through 2003.

•	The current and quick ratios provide rough indications of Belk’s ability to service its current obligations. Both ratios slightly increased from 3.5 and 1.5, respectively, in fiscal 1999, to 3.6 and 1.6, respectively, in fiscal 2003.

•	Working capital is a measure of the margin of protection for current creditors. Belk’s operating working capital has decreased from $618.6 million in fiscal 1999 to $589.1 million in fiscal 2003.

•	Activity ratios indicate how efficiently a company is utilizing its assets. Belk’s receivables turnover ratio increased from 5.8 in fiscal 1999 to 6.6 in fiscal 2003. Inventory turnover remained constant at 3.1 in fiscal 2003.

•	Highly leveraged companies are more vulnerable to business downturns than those with lower leverage. The interest expense coverage ratios measure the amount by which earnings could decline without impairing a company’s ability to meet its fixed interest payments. Belk’s interest coverage before taxes increased from 3.5, in fiscal 1999 to 4.7 in fiscal 2003.

Summary of Positive and Negative Factors

      Valuation methodology encompasses the analysis of quantitative fundamental data and empirical capital market evidence, and also of qualitative factors relevant to a subject industry and company. The quantitative fundamental data and empirical capital market evidence will be discussed in later sections of this narrative summary. Qualitative factors generally refer to certain aspects specific to an industry or business that are critical in assessing the risk and expected return for such an investment. Perceptions of differences between Belk and comparable alternative investment opportunities provide a basis for identifying risk as well as return potential. The following is a summary of positive and negative qualitative factors pertaining to Belk:

Positive Factors

•	Belk has been in existence since 1888 when William Henry Belk opened a small bargain store in Monroe, N.C. Today, there are approximately 214 Belk stores in 13 Southeastern and Mid-Atlantic states, indicating solid growth and stability over the years. The management team, consisting of Belk family members and others, is strongly committed to building on this foundation of a proud heritage.

•	The merger, finalized in May 1998, which combined various disparate Belk companies into a single corporate entity, is proving to be a long-term positive for the Company.

•	In late 1998, Belk examined and redefined its operational strategy going forward and the Company has set about the task of improving the Company’s financial performance. Since then, Belk management has continued to refine and review its strategy, resulting in continuing initiatives to restructure merchandizing and improve operating results and sustain long term growth.

•	During the second quarter of fiscal year 2003, Belk recorded a restructuring charge of $7.3 million in connection with the consolidation of its divisional merchandising and market functions into a single organization located at the Company’s corporate offices. The long-term impact of this restructuring should be increased efficiency and cost savings for the Company.

•	Operating income has grown along with improving operating income margins — an impressive achievement in a tough industry environment.

Negative Factors

•	The retail industry and market territories in which Belk operates are experiencing increased competition both with department stores and specialty stores.

•	The most recent Christmas shopping season was one of the most dismal retail sales seasons in recent years. The economic outlook as of the valuation date was uncertain.

•	Belk’s revenues have essentially stagnated over the past three years while the Company was consolidating and restructuring its merchandizing, operations and management. The Company cannot grow earnings indefinitely solely by improving operating margins.

•	Despite the improvements in operations, the Company earned a return of only 9.35 percent on beginning shareholders equity for the 2003 fiscal year just ended.

•	Earnings for fiscal 2003 (ending February 1, 2003) were encouraging in a generally lackluster retail environment, but it remains to be seen whether Belk can generate sustained, multi-year earnings growth beyond fiscal 2004.

II. VALUATION ANALYSIS

      In general, the techniques, rules, and factors outlined in Revenue Ruling 59–60 can be categorized into three distinct and general approaches for valuing the stock of closely held companies. Professional appraisers will use various methods under these three approaches to estimate the value of closely held companies. Of course, the objective of using more than one approach is to develop mutually supporting evidence as to the conclusion of value.

      While the specific titles of these three approaches may vary, the generic names are as follows:

1. the market approach,

2. the income approach, and

3. the asset-based approach.

      In approaching the valuation of Belk, a variety of factors were taken into consideration, including: (1) the nature and history of the business, its current position, and its outlook; (2) the general and relevant economic conditions prevailing at the Valuation Date; and (3) the conditions and outlook for the industry as of the Valuation Date.

      After giving consideration to each of the three general valuation approaches, we determined that the most appropriate approaches for our valuation analysis are the market and income-based approaches.

      We were unable to derive any meaningful indications of value from the asset-based approach because as an operating company, the value of Belk’s assets are most accurately represented by their ability to generate earnings. Therefore, the value of the Company’s assets are best estimated through the selected market and income-based approaches.

Debt-Free Methodology

      The valuation approaches we utilized resulted in indications of the market value of the Company’s invested capital (“MVIC”). The book value of interest-bearing debt was then subtracted from MVIC to arrive at the market value of equity. This methodology is referred to as a debt-free approach as we computed market ratios relating MVIC to various earnings fundamentals adjusted to a debt-free basis. This allowed us to minimize the financial effects of interest-bearing debt so as to more accurately compare companies with different capital structures.

      We computed MVIC as follows:

          Market value of short-term interest-bearing debt

          + Market value of long-term interest-bearing debt, including capitalized leases
          + Market value of preferred stock outstanding
          + Market value of common stock outstanding
          = Market value of invested capital

The Market Approach

      In the valuation of Belk, we have employed two separate methods under the market approach. They are: the guideline publicly traded company method, and the previous share transaction method. The following section outlines the theory and methodology, the calculations of, and the conclusions of the two methods under the market approach.

Valuation Theory and Methodology: The Guideline Publicly Traded Company Method

      It is often stated that values are best determined and tested in the marketplace. However, when valuing the shares of a closely held company, there is usually no such marketplace. One of the most fundamentally sound approaches for determining the value of closely held common shares is to look to the public market for evidence of prices investors are willing to pay for companies in the same-or similar-lines of business. Such a comparison to “guideline” publicly traded companies is the basis of the guideline method.

      There are four primary steps involved in the guideline method, the first of which is the selection of a set of guideline publicly traded companies.

      The second step is the calculation of market multiples based upon the quoted trading prices as of the Valuation Date, and the various financial fundamentals (e.g., earnings, book value, etc.) of the selected guideline companies.

      The third step involves selecting the appropriate market multiple to apply to the Company’s fundamentals. The selection process is generally based upon similarities in the financial performance of the Company and the guideline companies (e.g., recent growth in earnings or cash flows, and returns on sales and equity).

      The final step in the market approach involves the application of the selected market multiples to the Company’s corresponding financial fundamentals. These calculations result in a publicly traded equivalent (i.e., minority interest) value for the Company’s common stock. Further consideration is then given to any discounts and/or premia determined to be appropriate.

Valuation Calculations

      We considered two distinct time references in our market approach:

1. the latest twelve-month (“LTM”) period (which corresponded to the period ended February 1, 2003 for the Company),

2. a simple average of the last five years (in order to minimize any industry- or Company-specific cyclicality).

      We based our market approach on the following financial fundamentals:

1. MVIC/Earnings before interest and taxes (“EBIT”)

2. MVIC/Earnings before depreciation, amortization, interest, and taxes (“EBITDA”)

3. MVIC/Debt-free net income (“DFNI”)

4. MVIC/ Debt-free cash flow (“DFCF”)

5. MVIC/Revenues

6. MVIC/Tangible book value of invested capital (“TBVIC”)

      We reviewed and calculated financial fundamentals for Belk as well as the pricing multiples selected as appropriate for the Company. Generally, it was our judgment that Belk’s performance, size and outlook place it somewhat below the median of pricing multiples seen in its industry. After applying Belk’s financial fundamentals to the selected pricing multiples, we arrived at an indicated value of $1.19 billion for the Company’s MVIC. After subtracting Belk’s interest-bearing debt of approximately $365.553 million, the indicated value of common equity is $824.450 million.

Valuation Theory and Methodology: The Previous Share Transaction Method

      The objective of our analysis is to estimate the fair market value of minority ownership interests in Belk, as of February 2, 2003. As part of our consideration of the value of the shares owned by the estate, we reviewed previous transactions in the Company’s stock to determine if any of the prior transactions would provide a meaningful indication of value.

      Arm’s length transactions between unrelated parties involving the subject company stock as of a date proximate to the valuation date can provide meaningful evidence of value if the transactions are timely and truly at arm’s length. Although one must consider prior sales of the Company’s stock as an indication of value, this is not always a reliable valuation method if: (1) the sales are rare or not timely; (2) the number of shares sold differ substantially from the shares to be valued currently; or (3) it is difficult to establish if the selling price to a related party or a family member is an arm’s length price. The details of stock transactions must be investigated to estimate whether they are true indicators of value. Caution should be exercised concerning whether a transaction was between parties who perceived similar benefits of control or lack thereof, relative to the subject block. One must also consider all of the terms of the transaction.

      We compiled a list of share transactions over the last two years, and constructed a point graph illustrating the pricing trend over that period. Based upon the known terms of the transactions, and the timeliness of the most recent trades, there is evidence to suggest a normative value of around $8.00 per privately-marketable share.

      Belk shares do not trade on any organized securities market. Shareholders seeking to sell or buy shares typically contact the Company, which refers interested parties to a local stockbroker in Charlotte who occasionally is able to match buyers and sellers as a courtesy for the Company.

Income Approach

      The following section outlines the theory and methodology, calculations, and conclusions of our discounted cash flow method.

Valuation Theory and Methodology

      The discounted cash flow (“DCF”) method is a well-recognized technique used to value companies on a going concern basis. It has intuitive appeal since it incorporates the risk/return perspective, which is so critical to the investment decision process.

      The DCF method to valuation is based on the premise that the value of a closely held company is equivalent to the present value of the future economic income to be derived by the Company’s shareholders. This method requires an in-depth analysis of the subject company’s revenues, fixed and variable expenses, capital structure, and growth. The future net free cash flows of the Company are estimated and the present value of these cash flows, along with a residual (or terminal) value, is calculated based upon an appropriate present value discount rate.

Valuation Calculations

      We performed a DCF analysis as described above. The variables essential to our analysis, and the calculations of our analysis, are outlined below.

Projections of Cash Flow

      An investment horizon should reflect two primary factors: (1) the anticipated number of years over which a reasonable estimate of some form of earnings return can be forecasted from existing operations, and (2) the investment objectives of the ownership interest.

      We reviewed a multi-year financial forecast for Belk. In our opinion, and in the opinion of management, the forecast does not appear to be unreasonable. In addition, we believe that the projections developed in our analysis represent economic expectations that would drive price considerations for a minority interest investor.

Cash Flow Measure

      For purposes of our analysis, the most relevant measure of cash flow is cash available for distribution to shareholders, above and beyond the Company’s normal cash requirements. This is often referred to as net cash flow (“NCF”) and is typically calculated as follows:

 Net Income

+	Depreciation and Amortization
+	Interest, Net of Tax
–	Capital Expenditures
–	Working Capital Requirements

=	Net Cash Flow

      We calculated the Company’s NCF for projected fiscal years 2004 through 2008 based on the projected income statements. Certain additional NCF components were estimated based upon historical performance, industry statistics, and management’s estimates.

Calculation of Present Value

      We calculated the present value of the Company’s annual NCF as $402.479 million. However, since the underlying premise of the DCF method is that of a going concern, it is logical to assume that Belk has value beyond projected fiscal year 2008. Therefore, our DCF analysis also incorporates a terminal value.

      Effectively, a terminal value represents the amount for which a company could be sold at the end of the forecast period. Our terminal value calculation incorporates an estimated long-term growth rate of 3 percent. The terminal value was calculated based upon a standard constant growth model. This widely used method essentially estimates the value for which a company could be sold at the end of the forecasted period. Using the constant growth model we arrived at a present value for the Company’s terminal NCF of approximately $750.374 million. By combining the present value of the terminal cash flow with the present value of the yearly cash flows, we arrived at an indication of the Company’s MVIC of $1.153 billion. After subtracting Belk’s interest-bearing debt of approximately $365.553 million, the indicated value of common equity is $787.350 million.

III. VALUATION SYNTHESIS

      We arrived at indications of the fair market value of Belk’s equity through three generally accepted valuation methods.

1. Using the guideline publicly traded company method, we applied multiples derived from similar companies to Belk’s core business activities. This method resulted in a market value of equity indication of $824.450 million.

2. Using the previous share transaction method, we constructed a graph comprised of historical arms-length transactions in the company’s stock. This method resulted in a privately-marketable indicated per share value of $8.00, or $436.580 million in aggregate.

3. Using the DCF method, we calculated the present value of Belk’s estimated future net cash flows. The method resulted in a market value of equity indication of $787.350 million.

      The guideline publicly traded company method, and the DCF method produce indicated values on a marketable, minority interest basis and was weighted equally to arrive at the publicly marketable common equity value of $805.9 million. However, as of the valuation date, Belk reported $14.549 million in swappable debt in excess of face value. This liability must be serviced and therefore is subtracted from the publicly marketable common equity value of Belk. Upon subtraction of the $14.549 million the adjusted publicly marketable common equity value of Belk is $791.351 million.

      Since the guideline publicly traded company method, and the DCF method produce indicated values on a publicly marketable, minority interest basis, it is necessary to apply a discount for the relative lack of marketability inherent the shares of Belk. Therefore, the adjusted publicly marketable common equity value of $791.351 million is discounted by 30 percent to reflect the relative lack of marketability due to the fact that no organized public market exists for the shares, nor are there any plans by management to develop one for the foreseeable future. The magnitude of the discount is influenced, in part, by the size of the block of stock being valued and the dividend distribution policy of the firm. Larger blocks of minority stock are usually less marketable than smaller minority blocks due to the reduction in the universe of potential buyers willing to tie up large sums of cash in illiquid equity investments. Belk has paid a dividend of $0.25 per share (which amounts to just under $14 million in annual aggregate dividend distributions) for the past two years. We understand that the dividend will be increased for 2003.

      This process produced a value for Belk on a privately marketable, minority interest basis, as determined by the combined guideline methods of:

$553,945,700.

      This is equivalent to approximately $10.15 per share.

      The previous share transaction method requires no discount for lack of marketability, as it is derived from private share transactions. Therefore, it is necessary to combine the indicated value of $436,579,848 (approximately $8.00 per share) from the previous share transaction method, with the discounted value arrived at from the combination of the two guideline methods as indicated above. Weighting the previous share transaction method by 30 percent, and the combined guideline methods by 70 percent yields a privately marketable, minority interest value, as of February 2, 2003, of:

$518,735,944

or

$9.50 per share (rounded)

      The results of this analysis are summarized in the Summary Exhibit on the following page.

SUMMARY EXHIBIT

BELK, INC.
FAIR MARKET VALUE OF COMMON EQUITY
AS OF FEBRUARY 2, 2003

GUIDELINE PUBLICLY TRADED COMPANY METHOD			$824,450,000
DISCOUNTED NET CASH FLOW METHOD			$787,350,000

INDICATED VALUE OF PUBLICLY MARKETABLE COMMON EQUITY			$805,900,000
LESS: SWAPPABLE DEBT IN EXCESS OF FACE VALUE(a)			$(14,549,000)

ADJUSTED VALUE OF PUBLICLY MARKETABLE COMMON EQUITY			$791,351,000
LESS: DISCOUNT FOR LACK OF MARKETABILITY	-30%		$(237,405,300)

INDICATED VALUE FROM ABOVE METHODS	$10.15	Per Share	$553,945,700
PREVIOUS SHARE TRANSACTION METHOD	$8.00	Per Share	$436,579,848

WEIGHTED AVERAGE VALUE OF ALL METHODS			$518,735,944
PER SHARE VALUE BASED ON 54,572,481 SHARES(a)			$9.51
FAIR MARKET VALUE — ROUNDED			$9.50

(a)	As reported on preliminary data supplied to WMA for Form 10-K for the fiscal year ended February 1, 2003.

      Concluded value for the common equity calculated using the following weightings:

Combined Guideline Method Weighting
Guideline Publicly Traded Company Method	50%
Discounted Net Cash Flow Method	50%

Overall Value Weighting
Combined Guideline Methods	70%
Previous Share Transaction Method	30%

IMPLIED PRICE/EARNINGS RATIO	5.78
IMPLIED PRICE/BOOK RATIO	0.54
IMPLIED PRICE/SALES RATIO	0.23
IMPLIED DIVIDEND YIELD (estimated)	$0.275	2.9%